

May 3, 2016

Mailstop 4631

<u>Via E-mail</u>
John Burns
Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

> **Re: TAL International Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Response Letter Dated April 22, 2016**
> **File No. 1-32638**

Dear Mr. Burns:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing, and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Critical Accounting Policies, page 62</u>

<u>Leasing Equipment, page 63</u>

1.   We note your response to prior comment 2. You base residual value estimates, and other long term estimates such as useful life, on historical data that incorporates multiple business cycles. Please expand your disclosures to provide much of the information provided in your response, including your belief that a 12-year historical average is the most appropriate length of time to capture the cycles of your business and to allow for an assessment of your assumptions underlying your depreciation policy. Expand your disclosure to address the fact that during the fourth quarter of 2015, the average sales prices for most equipment types were below the Company's residual value estimates used in its deprecation policy. Discussion of your regression analysis on the historical sales

prices and the strong statistical correlation between new equipment prices and disposal sales may provide insight into how you determined that notwithstanding the weakness in the container leasing industry you do not currently believe that a change to your residual values is warranted at this time. Clarify that you continue to monitor disposal prices for indicators of a deeper, more sustained market downturn, and if necessary will adjust your estimates of residual values in your depreciation policy if there are indicators that the current weak market for containers will be sustained in the long term.

2.   Your response to prior comment 3 identified negative performance trends that indicated the carrying amount of your leasing equipment may not be recoverable.   Please expand your disclosures to address the following comments:

- Identify these negative performance trends;
- Clarify that you tested these assets for recoverability as of December 31, 2015;
- Identify the level at which you tested these assets for recoverability. In this regard, it appears your testing was done based on the asset groupings identified in your response;
- Based on your estimated undiscounted future cash flows for your dry containers, it appears that the excess cash flows of $205 million are not substantially in excess of its $2.7 billion carrying amount. Provide the following additional information:
  - The percentage by which your estimated undiscounted future cash flows for your dry containers exceeded carrying value;
  - A description of the key assumptions used in calculating the dry containers' future cash flow and how those key assumptions were determined. If you have material service leases with no set lease expiration dates, please confirm that these leases have historically remained on hired for an additional 32 months;
  - A discussion of the degree of uncertainty associated with the specific key assumptions. In this regard, it would appear that in addition to the sensitivity of your utilization rates and sales prices, your estimates of additional months on hire under expired leases include an inherent degree of uncertainty; and
  - A description of potential events and/or changes in circumstances that are specific to the asset group and could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Goodwill, page 65

3.   We note your response to prior comment 4. You indicate that in performing Step 1 of the goodwill impairment test, the estimated fair value, inclusive of a control premium of 24%, resulted in a market capitalization of $673.8 million, indicating no impairment of

goodwill, as the market capitalization exceeded the carrying value by $8.2 million. We note that this estimated market capitalization is not substantially in excess of the carrying value. Please expand your disclosures to provide the following additional information to allow for an assessment of the probability of a future material impairment charge:

- The percentage by which fair value exceeded carrying value;
- A description of the key assumptions specifically used in determining the estimated market capitalization and how those key assumptions were determined. Please ensure this disclosure addresses how you determined the control premium;
- A discussion of the degree of uncertainty associated with the specific key assumptions; and
- A description of potential events and/or changes in circumstances that are specific to the reporting unit and could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

4.   Your revised disclosures indicate that the annual impairment test is conducted by comparing the fair value of the reporting units as compared with its carrying amount and that you consider its market capitalization as corroboration. This disclosure appears to indicate that you have had a change in your accounting for assessing goodwill for impairment in accordance with ASC 350. If so, please provide a discussion of such change.

5.   If your annual impairment test is conducted by comparing the fair value of the reporting units as compared with its carrying amount, please expand your disclosure to identify the level at which you have identified your reporting units. Furthermore, you indicate that based on the results of this testing, the Company determined that the fair values of each of its reporting units exceeded their respective carrying amounts. For your reporting units that have fair values that are not substantially in excess of the carrying value, expand your disclosures to provide the following additional information to allow for an assessment of the probability of a future material impairment charge for each reporting unit:

- The percentage by which fair value exceeded carrying value;
- The amount of goodwill allocated to the reporting unit;
- A description of the key assumptions specifically used for the reporting unit and how those key assumptions were determined;
- A discussion of the degree of uncertainty associated with the specific key assumptions; and
- A description of potential events and/or changes in circumstances that are specific to the reporting unit and could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

John Burns
TAL International Group, Inc.
May 3, 2016
Page 4

       You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

                                 Sincerely,

                                 /s/ Terence O'Brien

                                 Terence O'Brien
                                 Branch Chief
                                 Office of Manufacturing and Construction